

October 3, 2012

<u>Via U.S. Mail</u>
Peter Hodyno
President
Secure Digital, Inc.
2 Glenwood Lane
Huntington, New York 11743

> **Re: Secure Digital, Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed September 6, 2012**
> **File No. 333-177744**

Dear Mr. Hodyno

We have reviewed your amended registration statement and response letter dated September 5, 2012 and have the following comments. Unless otherwise noted, references in this letter to prior comments refer to our letter dated December 8, 2011.

General

1. Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, please disclose on your prospectus cover page that you are an emerging growth company, and revise your prospectus to:

    *   Describe how and when a company may lose emerging growth company status;

    *   Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

    *   State your election under Section 107(b) of the JOBS Act:

        o   If you have elected to opt <u>out</u> of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

        o   If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

2.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Risk Factors, page 7

General

3.   We note the disclosures you provide in this section concerning your former auditor. Please address the following:

- You disclose that your former independent registered public accounting firm audited the financial statements from inception January 24, 2004 to November 30, 2009. These dates appear incorrect. Based on the copy of the previously issued audit report by your former auditor dated April 1, 2009 included in the financial statement section of this filing, the period audited by your former auditor is January 28, 2004 to November 30, 2008. Please revise your disclosure accordingly.

- You disclose that the former independent registered public accounting firm has not re-issued the report that appears in the company's November 30, 2012 audited financial statements on Form S-1. As noted in the letter issued to you by Corporation Finance – Office of the Chief Accountant dated April 20, 2012, please revise this disclosure to state that the auditor for the financial statements from the period from inception January 28, 2004 to November 30, 2008 has not consented to the use of its report in the Form S-1. Also, it is unclear why you refer to the November 30, 2012 audited financial statements. As such, please omit this from your disclosure.

- As a related matter, it is also unclear why you refer to the "November 30, 2009 annual report" on Form S-1. Form S-1 is not an annual report and should not be described as such. Please revise accordingly. Additionally, we note the disclosure that states, in part, "…investors have substantial risk associated with the reliance of the report and previously issued financial statements by the Company's former Independent Registered Public Accounting Firm…." This appears to suggest that your former auditor issued the financial statements. This aspect of the disclosure should be revised so as not to suggest that the financial statements were issued by your former auditor. It should be clear from your disclosure that the financial statements are management's responsibility.

4.   We note your response to prior comment 7. Given that it is possible that you may decide not to register a class of securities under Section 12 of the Exchange Act after your registration statement is declared effective, it appears that risk factor disclosure informing readers of how such a decision would affect your disclosure obligations is warranted. Please revise accordingly.

"We will require additional capital and financing to continue our business…," page 9

5.   Your response to prior comment 6 states that you will require $200,000 in additional capital to fund planned operations for the next 12 months. However, your revised risk factor disclosure indicates that the amount needed is $87,060. Your disclosure in Liquidity and Capital Resources suggests expenditures in excess of $87,060. Please revise your disclosure throughout to clarify and consistently state what you anticipate your expenses to be during the 12 months from the date of your next amendment.

"Once we become a reporting company we will be required to provide …," page 11

6.   We note your revisions in response to prior comment 8; however, your revised disclosure does not discuss any risks. Please revise this risk factor heading and the related disclosure to describe those risks related to the fact that you have not assessed the effectiveness of your disclosure controls and procedures or your internal control over financial reporting. Also, consider informing readers that you will not be required to provide management's report on the effectiveness of your internal control over financial reporting until your second annual report, and that you will be exempt from the auditor attestation requirements concerning any such report so long as you are a smaller reporting company.

Selling Shareholders, page 14

7.   We note your revisions made in response to prior comment 11. Revise your document to affirmatively state, if true, that R.I. Danvers has sole or shared voting and/or dispositive powers over the shares held by Commguard, Inc.

Management's Discussion and Analysis of Financial Condition and Results of Operation

Plan of Operation, page 27

8.   We refer to prior comments 13 and 14. We note that while you have not developed a prototype of your product as of the date of this registration statement, you state with certainty that your product will perform as planned. Please revise your document

throughout to make clear that the description of your product's performance is based on your expectations and cannot be assured.

Liquidity and Capital Resources, page 30

9.   We note that you have provided your cash balance as of May 31, 2012. Please update your disclosure to provide your cash balance as of the most recent date practicable and to ensure that your disclosure regarding the amount of additional capital you expect you will need to fund your planned operations for a period of at least 12 months is consistent with the updated information. Confirm that your related risk factor disclosure on page 9 is also consistent with your revised disclosure.

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-2

10.   The audit report dated July 26, 2011 included in your amended Form S-1 filed November 14, 2011 indicates that Madsen and Associates CPA's audited the financial statements as of and for the year ended November 30, 2009. It is therefore unclear why the audit report of Madsen and Associates CPA's dated August 15, 2012 contained in your most recently filed amendment indicates that the financial statements as of and for the year ended November 30, 2009 were audited by other auditors who have ceased operations. It does not appear that your predecessor auditor audited this period based on their audit report dated April 1, 2009. Please advise and have Madsen and Associates CPA's make the appropriate revisions to the introductory paragraphs of their audit report.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rule 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jennifer Fugario, Staff Accountant, at (202) 551-3482 or Patrick M. Gilmore, Accounting Branch Chief, at (202) 551-3406 if you have questions regarding comments on the financial statements and related matters. Please contact Ryan Houseal, Attorney-Advisor, at (202) 551-3105 or, in his absence, me at (202) 551-3457 with any other questions. If you thereafter require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel

cc: Via Email
        Jill Arlene Robbins, Esq.